Contact

www.linkedin.com/in/peter-barba-688979115 (LinkedIn)

Top Skills

Volunteering

Teamwork

Leadership

Honors-Awards

Gold Medal Winner

Finalist for Johnathon Throne Kopit Memorial Prize in Writing

Men's basketball Walter H. Bernson Memorial Award

Publications

Changing the Legacy of Chess in Brooklyn

Peter Barba

Co-Founder at Lectrium | Founder in Residence at Antler

New York

Summary

Co Founder of Lectrium. Passionate about climate technology, electric vehicles, blockchain, and building businesses. Message me about my company Lectrium, or if you want to play pickup basketball or chess!

Experience

Lectrium
Co-Founder
November 2021 - Present (6 months)

Antler
Founder in Residence
August 2021 - Present (9 months)

Antler is a global early-stage venture capital firm that is on a mission to fundamentally improve the world by enabling and investing in the world's most exceptional people, building complementary co-founding teams, supporting the teams with deep business model validation, and providing a global platform for scaling.

To date, Antler has invested in over 300 companies globally across 30 different industries.

Raymond James
Investment Banking Analyst
June 2019 - July 2021 (2 years 2 months)

NCAA
Division 1 Basketball Player
August 2015 - May 2019 (3 years 10 months)

Federated Investors
Summer Intern in Investment Management Global Equity Division
May 2018 - July 2018 (3 months)

Greater New York City Area

The Goat Brand
Founder & CEO
August 2016 - April 2018 (1 year 9 months)
Cleveland, Ohio & New York, New York

The Goat Brand is a custom hat and clothing company

Wheels Up
Summer Associate
June 2017 - August 2017 (3 months)
New York, New York

Rotational Associate working with different departments within the company every two weeks.

League Ready Customs
CEO
January 2014 - September 2016 (2 years 9 months)
Cleveland/Akron, Ohio Area

Founder and CEO of League Ready Customs. League Ready Customs is a custom athletic sock manufacturer based in Cleveland, Ohio. League Ready Customs customizes Nike, Adidas, and Under Armor athletic socks, as well as manufactures and customizes our own League Ready Custom Brand.

Rosenblatt Securities
Sales Intern
June 2016 - August 2016 (3 months)
New York, New York

Created and managed database of institutional investor votes for the company. Updated Singletrack databases. Worked extensively on excel spreadsheets connected to Thompson Reuters.

Oxford Harriman & Company
Financial Analyst Intern
May 2015 - June 2016 (1 year 2 months)
Cleveland, Ohio & New York, New York

Developed spreadsheets for model portfolios and value at risk analysis. Completed a comprehensive market study of the Tampa & Sarasota markets, as well as created a database using Zoominfo and Excel of this market.

Columbia University in the City of New York
Housing Assistant
June 2015 - August 2015 (3 months)
New York, New York

Education

Columbia University in the City of New York
 · (2015 - 2019)

Western Reserve Academy
 · (2012 - 2015)

IMG Academy
 · (2010 - 2012)